Exhibit 99.A

Cover Letter to Offer to Purchase

Exhibit A

TRILOMA EIG ENERGY INCOME FUND

Cover Letter to Offer to Purchase

If You Do Not Want to Sell Your Shares at This Time,

Please Disregard This Notice.

This Is Solely Notification of the Fund’s Tender Offer.

February 27, 2017

Dear Triloma EIG Energy Income Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Triloma EIG Energy Income Fund (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on February 27, 2017. All tenders of Shares must be submitted or may be withdrawn no later than 5:00 p.m., Eastern Time, on March 24, 2017. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

•                  Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please complete and return the Investor Direction Form by no later than March 24, 2017.

•                  If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Tabulation Agent, either by mail or via the online portal, in good order no later than 5:00 p.m., Eastern Time, on March 24, 2017.

If we may be of further assistance, please contact shareholder services by calling 1-844-229-7674, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

Triloma EIG Energy Income Fund

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